Mail Stop 4561

September 24, 2007

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, NY 10022

> **Re: FX Real Estate and Entertainment Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2007**
> **File No. 333-145672**

Dear Mr. Sillerman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure in the prospectus regarding the CKX going private transaction. We also note CKX, Inc.'s June 1, 2007 press release filed on Form 8-K which describes a "series of transactions" that involves a distribution of FXRE shares to CKX shareholders. Please tell us why the distribution of FXRE's shares

on Form S-1 should not be considered to be part of a series of transactions for purposes of filing Schedule 13E-3.

2. We note that prior to effectiveness of this registration statement, each of CKX, Flag Luxury Properties LLC and Distribution Trust I will exchange their common membership interests in FX Luxury Realty for your shares. Please tell us the number of holders of membership interests in Flag Luxury Properties and whether each member will exchange its interests for your shares. In this connection we note your disclosure on page 5 that the members include Mr. Sillerman, Mr. Kanavos and "certain employees." Further, please tell us the exemption from registration upon which you are relying for this exchange and why the exchange should not be integrated with this offering. Please provide us with a copy of the agreements governing this exchange and tell us whether these are the agreements contemplated to be filed as Exhibits 10.1-10.4.

3. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

4. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

5. Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

- "We believe that Elvis Presley and Muhammad Ali are among the most recognized and revered names in popular culture." (page 2);

- "These public companies, in the aggregate, raised over $5 billion of capital through external financings …" (page 33)

- "The corner of Las Vegas Boulevard and Harmon Avenue is one of the most concentrated areas of pedestrian traffic on the Las Vegas strip." (page 34)

- "The completion of MGM's CityCenter project will solidify the intersection of Las Vegas Boulevard and Harmon Avenue as one of the most important on the Las Vegas strip." (page 34)

- "In response to this rapid development, the city of Las Vegas has begun a series of major improvements to Harmon Avenue. The city has ear-marked $11 million …. In addition, the Las Vegas Monorail has announced plans for a $1.3 billion expansion …." (page 35)

- "While there is no definitive budget yet for development of Phase I, management currently estimates costs of approximately $2.0 billion to $2.5 billion." (page 36)

- Estimated beginning and completion of construction for Phases I and II (page 37)

- "Given the property's proximity to McCarran International Airport, we have acquired Federal Aviation Administration approval to build up to 600 feet above ground level." (page 38)

- "Las Vegas is one of the most recognized destination resort markets in the world …. According to the Las Vegas Convention and Visitors Authority, the number of visitors traveling to Las Vegas has continued to increase …." (page 38)

- "A fifth lease term expires in May 2059. However, because the tenant's store is a separate box structure, it is capable of being integrated into future development plans." (page 40)

Please note the above list is not meant to be complete.

Front Cover Page of Prospectus

6.   Please limit the outside cover page to one page. Much of the information on the cover page is detailed in other parts of the registration statement and does not need to be disclosed on the Prospectus cover page. Please refer to Regulation S-K, Item 501(b). Your cover page should highlight the basic information that is key to a shareholders' understanding of how the distribution and series of transactions leading to the distribution will affect shareholders' interests. For example, focus on explaining that upon consummation of this distribution former shareholders of CKX will hold 25% of your shares, will cease to be shareholders of a public company and disclose the direct and indirect ownership by Mr. Sillerman upon consummation of the contemplated transactions. The description of the mechanics of the transactions such as appears in the fifth paragraph is not key to an investment decision. Also, please delete all cross references, other than the requisite cross reference to the risk factors, from the cover page.

Questions and Answers About the Distribution, page ii

Q. What is the CKX going private transaction and how will it affect this distribution?

7. We note your disclosure that "the going private transaction will have no impact on this distribution." We note that CKX currently operates in four segments, Presley Business- Royalties and Licensing, Presley Business-Graceland Operations, 19 Entertainment and the Ali Business. We further note that the largest segment is19 Entertainment, which holds, among other things, the proprietary rights to the IDOLS television brand, including the American Idol series in the United States and local adaptations of the IDOLS television show format which, collectively, air in over 100 countries in the world. Please revise your statement that the going private transaction will have no impact on this distribution to explain that in connection with the going private transaction, shareholders will no longer have an interest in the 19 Entertainment segment but instead as a result of this distribution will continue to have a reduced interest in the Presley and Ali intellectual property. Further, please explain that the 19 Entertainment segment will be owned by 19X, a company controlled by Mr. Sillerman.

Q. What will be the business of FX Real Estate and Entertainment after the distribution?

8. Please also briefly disclose that during the redevelopment of the Park Central Property, no revenues will be generated by the current motel, commercial and retail tenants.

Prospectus Summary, page 1

9. We note your disclosure on page 4 that the board of directors of CKX approved the series of transactions leading to the going private of CKX on the condition that you make this distribution "to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us." In this connection, we note that prior to going private, CKX will acquire a 50% ownership interest in FX Luxury Realty LLC (which acquired 100% interest in Park Central) for consideration of the Elvis Presley and Muhammad Ali intellectual property and $100 million in cash. Please revise to disclose the valuation and basis of the valuation of each of Park Central and the intellectual property.

Company Strategy, page 2

10. You disclose that Mr. Sillerman has "previously built and managed six public companies" and that these companies raised over $5 billion of capital through external financings and consummated and integrated over 50 acquisitions. You further disclose that "we also intend to capitalize on the experience and success of CKX's senior management group…" Please revise to delete puffing disclosures such as this from the summary section.

11. We note that you have included bullet point risk factors on page 8. However, please revise to balance your discussion of your strategy with a discussion immediately following the strategy discussion of the risks of implementing this strategy, including the risks that you will need to raise additional debt and equity in order to implement this business plan, that you do not have sufficient cash flow to meet your current obligations and that you have a going concern opinion.

History of our Company and Background of the Distribution, page 3

12. In the first full paragraph on page 5 you note that CKX shareholders will receive their shares 20 days after the effectiveness of the FXRE registration statement. You also discuss the possibility of a "when issued" market on page 30 under the heading "The Distribution." Please disclose in additional detail your plan for listing FXRE shares on NASDAQ in conjunction with the distribution of the shares from the Distribution Trusts to the CKX shareholders. Specifically, please disclose how much time you expect there to be from the date listing and trading begins on NASDAQ and the date CKX shareholders receive their FXRE shares and whether FXRE shareholders will be able to sell their securities during this period.

13. Please revise to disclose that for the Pressley licenses you will pay CKX's 85%-owned Elvis Presley Enterprises $9 million annually through 2009, $18 million annually from 2010 through 2012 and from 2013 through 2016, $22 million annually, with a 5% annual increase thereafter. Please disclose that for the Ali licenses you will pay CKX's 80%-owned Muhammad Ali Enterprises, from $1 million to $3 million on the same schedule as the Presley royalty payments. Further, please disclose that you will not have cash flow to make these payments.

Organization and Relationships, page 6

14. Please add into the chart under CKX the following two subsidiaries of CKX: (i) Elvis Presley Enterprises, Inc., and (ii) Muhammad Ali Enterprises, LLC.

15. Please add into the chart Metroflag Management, LLC.

16. We note your disclosure in footnotes (a) and (b) to the chart. Please advise as to how the percentage ownerships of Messrs. Torino, Kanavos and Sillerman, together with that of CKX and the public shareholders will add up to 100% of the ownership interests in you as the currently disclosed ownership percentages do not appear to add up to 100%.

17. Please revise to depict the 5% ownership by Flag Luxury in you in the chart rather than in a footnote.

18. We note the chart on page 6 and footnotes (d) and (e) on page 7. Please advise as to how you calculate the 50% beneficial ownership interest in the option to acquire 1,147,550 Riviera shares. The chart indicates that RH1, LLC and Flag Luxury Riv, LLC each own 28.5% of Riv Acquisition Holdings, Inc., which together is a 57% interest in Riv Acquisition Holdings, Inc., with the remaining 43% owned by affiliates of Starwood Capital.

Conflicts of Interest, Page 7

19. Information in this section is repeated on page 10. Please combine such disclosure into one part of the Prospectus Summary.

Risk Factors, page 14

General

20. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- "We are subject to a going concern opinion from our independent registered public accounting firm." (page 16)

- "We are dependent on our key personnel, including Robert F.X. Sillerman, Paul Kanavos and certain other executives of CKX and Flag Luxury Properties, to operate our business." (page 20)

- "Our hotel development, including our proposed Park Central Property redevelopment and the Graceland hotel(s), are subject to timing, budgeting and other risks." (page 21)

- "Our subsidiaries will need to recruit a substantial number of new employees before our Las Vegas and Memphis project(s) open and these employees may seek unionization." (page 21)

- "We may be unable to exercise our option to purchase shares of common stock of Riviera Holdings Corporation, which owns the Riviera Hotel & Casino in Las Vegas and the Blackhawk Casino in Blackhawk, Colorado, prior to its expiration in September 2007." (page 22)

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

21. You disclose in the Prospectus that the redevelopment of the Park Central Property will be completed in three phases. Please consider whether this phased redevelopment plan merits inclusion of a risk factor.

Our current cash flow is not sufficient to meet either our current or long-term obligations, page 14

22. Please revise to quantify the guaranteed license fees, redevelopment costs for Phase II and Phase III of the Park Central and the development and construction costs for Graceland-based hotels.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to us or disadvantageous to our existing stockholders, page 15

23. Each risk factor should contain only one discreet risk. This risk factor discusses (i) the risk of only being able to raise financing on unduly expensive or burdensome terms and (ii) the risk of dilution to existing shareholders, which is a separate risk currently covered by the first risk factor on page 27. Please revise.

We are subject to a going concern opinion from our independent registered public accounting firm, page 16

24. Please revise the Prospectus to eliminate all jargon, such as "going concern," and replace it with more easy to understand disclosure.

We are dependent on our key personnel, including Robert F.X. Sillerman, Paul Kanavos and certain other executives of CKX and Flag Luxury Properties, to operate our business, page 20

25. Please revise to disclose that your Chairman and CEO, Mr. Sillerman, may only devote 50% of his time to you and disclose the identity of the "certain" other executives on whom you depend.

We may be unable to exercise our option to purchase shares of Riviera Holdings, page 22

26. Please update your disclosure with respect to the option that expires in September 2007.

As a result of the distribution, we will be subject to financial reporting and other requirements of the Sarbanes-Oxley Act of 2002 for which our accounting and other management systems and resources may not be adequate, page 22

27. Please revise to the heading to disclose your material weaknesses and revise the disclosure in the narrative to describe the nature of such weaknesses.

Risks Associated with Redevelopment of the Park Central Property, page 23

28. In the introductory paragraph, you state that certain risks associated with the Park Central Property development are not current risks. The development of this property, however, seems essential to your business plan. Please advise or revise.

Our proposed Las Vegas casino and hotel will be subject to extensive state and local regulation, and licensing and gaming authorities have significant control over its operations, which could have a negative effect on our business, page 25

29. Regarding the redevelopment of the Park Central Property, you state that you do not anticipate making application for needed approvals and licenses in the immediate future. Please revise to disclose why you have not already applied for such approvals and licenses. We may have further comment.

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price, page 26

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
September 24, 2007
Page 9

30. Please also disclose the possibility that you may issue and sell substantial amounts of your stock in the future to finance development of the Park Central Property, which could depress your stock price. This is currently noted in the last paragraph of the first risk factor on page 27.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 27

31. Please revise to further summarize the "opt out" restrictions under Section 203 of the Delaware General Corporation Law and move any additional information to another section of the Prospectus.

The Company, page 33

General, page 33

32. You note that you intend to redevelop the Park Central Property if you are able to obtain adequate financing. Please disclose your current plans to obtain such financing. Also, please disclose whether work will commence on each phase of the Park Central Property redevelopment before 100% of the financing needed to finish each phase is received and the risks of such ongoing finance plans, if any.

Development Plans, page 36

33. You note that you intend to develop an upscale hotel in partnership with "a five-star hotel operator." Please disclose the name of such hotel operator and details regarding your discussions to date with such hotel operator.

34. Please disclose management estimates for the costs of Phases II and III, or state that you have no current estimate for these costs and the reasons for not having a current estimate.

35. We note your development plans with respect to the Park Central Property. If available, in addition to what is already discussed, please disclose additional details regarding your plans for (i) the hotel, (ii) the casino and (iii) the entertainment so that investors can understand how you plan to differentiate yourselves from the other hotel/resort/casinos in Las Vegas and elsewhere.

36. Please disclose how long you expect your current cash on hand will meet your cash requirements and whether you believe you will be required to raise additional funds in the next six months. Please refer to Regulation S-K, Item 101(a)(2)(B)(1).

Phase II, page 40

9

37. You state that one tenant's lease term expires in May 2009, but such lease may be extended for an additional five year's at the tenant's option. Please disclose the effect this would have on the planned mid- 2009 development commencement of Phase II.

Hotel(s) at Graceland, page 41

38. We note your disclosure regarding the approximately 80 acres "surrounding" the Graceland property. Please disclose the exact location of the 80 acres.

39. You note that under the licensing agreement with Elvis Presley Enterprises, you must exercise your right to develop the first hotel by December 1, 2008, or you will lose the right to construct the hotel. Please disclose the minimum steps that must be taken to exercise your right so that you do not lose your right to construct the hotel.

Elvis Presley Experiences, page 42

40. You note that if Elvis Presley Enterprises develops one ore more Elvis Presley Experience(s) with Cirque du Soleil, you would seek to participate. Please advise whether you will seek to participate in the planned Elvis Presely-Cirque du Soleil show at the MGM CityCenter. Additionally, you note that you intend to request that Elvis Presley Enterprises and Cirque du Soleil "develop the first Elvis Presley Experience at the Park Central Property." If the MGM CityCenter project will already have the Elvis Presely-Cirque du Soleil show, please advise how this will be the first Elvis Presley Experience. Please also advise as to whether there is a risk of competition of having two Elvis Presley Experiences directly across the street from each other.

Muhammad Ali License Agreement, page 43

41. You reference Muhammad Ali-themed real estate and attraction based properties. Please revise to provide more detailed disclosure of your business plan with respect to the rights you have to use Muhammad Ali-related intellectual property. Please also disclose information regarding "Muhammad Ali retreat centers."

Royalty Payments and Minimum Guarantees, page 44

42. Will Muhammad Ali and Elvis Presley be featured at the same location (i.e., the same hotel and/or casino)? If so, please disclose how royalty payments will be divided between required payments to Elvis Presley Enterprises and required payments to Muhammad Ali Enterprises.

The Riviera, page 44

43. With respect to the action involving Riviera Holdings, please revise here and on page 52 to explain the nature of the referenced disqualification period and voting limitations and their impact on your option and contemplated structuring transactions. Further, please disclose the requisite "financial resources" to acquire exercise your option and the identity of the optionor.

Owner and Operator Licensing Requirements, page 46

44. Please disclose a summary of the process of obtaining and maintaining a casino license from the Nevada Gaming Authorities.

45. Please disclose how much funds your casino will be required to hold in cash under Nevada Gaming law. Please refer to Regulation S-K, Item 101(c)(1)(vi).

Company Registration Requirements, page 46

46. Please disclose a summary of the process of registering your company with the Nevada Gaming Commission. Please also disclose the suitability requirements to be registered as a publicly traded corporation for the purposes of the Nevada Gaming Control Act.

Individual Licensing Requirements, page 46

47. Please advise whether the Nevada Gaming Authorities have ever found one of your officers, directors or key employees to be unsuitable for licensing and thus forced such individual's employer to sever all relationships with such person. If such an individual exists within your company, please disclose the name of such individual and the circumstances upon which the relationship was severed.

Gaming Laws Relating to Securities Ownership, page 48

48. You state that the Nevada Gaming Commission has the power to require the stock certificates of registered companies to bear a legend and that you do not know whether this requirement will be imposed on you. Please advise as to when you expect to be informed by the Nevada Gaming Commission whether this requirement will be imposed on you and what impact, if any, this will have on you, securities holders, the present securities distribution and future securities offerings.

Approval of Public Offerings, page 49

49. Please disclose the process for gaining the prior approval of the Nevada Gaming Commission for public securities offerings for which the intent is to use the proceeds to construct and finance gaming facilities in Nevada. Please discuss (i) how long it typically takes to gain such approval, (ii) whether the approval

typically is conditioned in any way and (iii) the reasons for delaying or preventing issuers from proceeding with public offerings.

Fees and Taxes, page 50

50. Considering there is no personal income tax in the state of Nevada, please revise to provide additional disclosure regarding the magnitude of the fees and taxes you expect to pay, such as whether this will be a significant percentage of your total revenues.

Foreign Gaming Investigations, page 50

51. Please revise to disclose why the disclosure under this subheading is relevant to you.

Competition, page 51

52. You note that the Park Central Property will compete with other high-quality resorts and hotel casinos. Please discuss in greater detail the factors on which the Park Central Property will compete, such as competition for revenue from (i) gaming, (ii) hotel, (iii) entertainment, (iv) retail, (v) commercial and (vi) residential. See Regulation S-K, Item 101(c)(1)(x).

53. Please also provide additional details regarding the three new resorts that you mention will be opening in the next few years on or near the Las Vegas Strip.

Employees, page 51

54. Please disclose the additional number of employees you expect to employee as a result of your current business plans. Please see Regulation S-K, Item 101(a)(2)(B)(4).

Legal Proceedings, page 52

55. We note your statements that you believe that the lawsuits related to the Park Central Property are without merit. As you are not qualified to make such a legal conclusion, either (i) remove such statement or (ii) include an opinion by legal counsel qualified to opine on such matters.

56. Please state the name of each court where each proceeding is occurring. Please refer to Regulation S-K, Item 103.

Intellectual Property, page 52

57. Please disclose the circumstances under which Elvis Presley Enterprises and Muhammad Ali Enterprises obtained their respective intellectual property rights. Please also disclose whether there is any specific Elvis Presley or Muhammad Ali intellectual property that you do not have the rights to through your licensing agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Interest Income/Expense, page 67

58. The percentage showing the interest expense increase appears to be incorrect. Please advise.

Liquidity and Capital Resources, page 69

59. Please revise to describe the financial covenants contained in the Park Central Loan.

Capital Expenditures, page 73

60. You state you are "currently unable to estimate the potential total cost of the projects." On page 36, however, with respect to the redevelopment of the Park Central Property, you estimate that Phase I will cost approximately $2.0 billion to $2.5 billion. Please revise.

Debt Covenants, page 74

61. Please revise to update the disclosure to a more recent date than June 30, 2007.

Contractual Obligations, page 74

62. Please add the following words to the top of your table: "Payments Due by Period." Please refer to Regulation S-K, Item 303(a)(5).

Controls and Procedures, page 75

63. Please revise to disclose the nature of the material weaknesses in internal controls. We note your disclosure that you have begun the process of upgrading your system of internal controls. Please revise to disclose what you have done to upgrade your system.

Subsequent Events, page 75

64. As this is a prospectus for your initial distribution, please do not include a "subsequent events" section. Please present the disclosure within the other headings of MD&A. In this connection, we note that you have included a description of the Park Central Loan on page 70 and the July 6, 2007 refinancing in the contractual obligations table.

Management, page 77

65. We note the disclosure in the table and the accompanying discussion that Mr. Kanavos is President. On the signature page, however, it states that Mr. Kanavos is both President and a director. Please advise.

66. Please clearly disclose those individuals who will be current directors and officers of FXRE, and those who are presently the current directors and officers. Please also add disclosure about Mr. Mitchell J. Nelson.

Compensation Committee Interlocks and Insider Participation, page 79

67. You reference Item 404 of Regulation S-K. Investors may not know the contents of Item 404. Therefore, please revise your disclosure to eliminate usage of this term. Please refer to Regulation S-K, Item 407(e)(4).

Executive Compensation, page 80

68. It appears that the creation of FXRE involves an amalgamation or combination of companies. Please include executive compensation disclosure for the prior fiscal year or advise us why you believe that executive compensation disclosure is not required. Please refer to Interpretive Response 1.02 in http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

Employment Contracts, page 81

69. We note that you "intend" to enter into an employment agreement with Mr. Kanavos and others. We also note your disclosure on page 78 under the subheading "Executive Officers" that states that Mr. Kanavos was appointed President effective August 20, 2007. Please advise as to whether Mr. Kanavos

currently serves as President without compensation and without an employment agreement. We may have further comment.

70. Please disclose whether the employment agreement will allow Mr. Kanavos to commit only 50% of his time to you, as does your agreement with Mr. Sillerman.

Board Decisions and Certain Conflicts of Interest, page 82

71. We note your current disclosure under this subheading that you expect to submit all transactions with any related party for approval by your independent directors. Additionally, please more fully describe your policies and procedures for reviewing, approving and ratifying transactions with related persons. Please refer to Regulation S-K, Item 404(b)(1).

Description of Capital Stock, page 85

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 86

72. Please disclose what your decision to "opt out" of Section 203 of the Delaware General Corporation Law means for your shareholders.

Description of Certain Indebtedness, page 88

Credit Facilities, page 88

73. Please revise to include this discussion in your MD&A and eliminate any duplication.

74. Please disclose the effective interest rates for each loan tranche, as you have done on page 54.

75. Please revise the disclosure to clearly explain the meaning of "bad boy" acts and the "bad boy" guarantee.

76. Please provide details regarding the construction loan that you mention in the first full paragraph on page 89.

Certain Relationships, page 89

77. As you have noted in the Prospectus Summary, please indicate the basis on which each person is a related person. Please refer to Regulation S-K, Item 404(a)(1).

Preferred Distribution, page 90

78. We note your disclosure regarding the preferred priority distribution to Flag Luxury Properties and that it may be entitled to an annual return on the unpaid amount of the Citibank N.A. prime rate. Please disclose a recent Citibank N.A. prime rate.

Shared Services Agreements, page 91

79. Please advise as to when you plan to enter into shared services agreements with CKX and Flag Luxury Properties and when the terms of such agreements will be finalized. We may have further comment.

Related Party Indebtedness, page 92

80. We note your disclosure regarding the loan from an affiliate of Credit Suisse and the fact that it bears interest at LIBOR plus 250 basis points. Please disclose a recent LIBOR rate and the total interest rate on the loan using such LIBOR rate.

Employee Relationships, page 93

81. Please disclose the services that Dayssi Kanavos will provide and the compensation she is expected to receive for such services.

Financial Statements

Ownership of FXLR, page F-7

82. Please tell us how you determined that FXLR and Flag were entities under common control. Please refer to EITF 02-5.

83. We note from your disclosure that on June 1, 2007, CKX contributed $100 million to FXLR in exchange for 50% of the common membership interests in FXLR, yet earlier you disclosed that on May 11, 2007, Flag acquired all of the membership interest in FXLR. Please clarify the details of this transaction for us.

License Agreements, page F-9

84. Please tell the value you have ascribed to the licensing agreements with the subsidiaries of CKX and where this is recorded on your balance sheet at June 30, 2007. Additionally, tell us how you determined the value.

Part II. Information Not Required in Prospectus

85. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

86. Please include consents from each director and executive officer nominee.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
September 24, 2007
Page 18

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Alan I. Annex, Esq. (via facsimile)
       Andrew E. Balog, Esq. (via facsimile)